SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

August 16, 2007

Korea Electric Power Corporation (“KEPCO”) hereby calls the Extraordinary Meeting of Shareholders pursuant to Article 18 of its Article of Incorporation as follows and seeks the attendance of its shareholders:

1. Time: August 30, 2007 at 15:00 (Seoul Time)

2. Place: 167, Samseong-dong, Gangnam-gu, Seoul 135-791

Korea Electric Power Corporation, Main Building (7th Floor)

3. Agenda for Resolution by the Extraordinary Meeting of Shareholders

1st Agendum: Selection of Two Standing Directors

✓	The Standing Director Nominees

Nominees	Details of Information
Kim, Jin-Sik

•      Date of Birth: August 10, 1952

•      Term of Office of the standing director: Two years

•      Prior experience as a director of KEPCO: None

•      Previous Position: Director General of Personnel & General Affairs Department of KEPCO

•      Current Position: Director General of Corporate Planning Department of KEPCO

•      Education: LL.B. from Yeungnam University in Korea

•      Nationality: Republic of Korea

•      Relationship with the major shareholders of KEPCO: None

Kim, Moon-Duk

•      Date of Birth: October 22, 1951

•      Term of Office of the standing director: Two years

•      Prior experience as a director of KEPCO: None

•      Previous Position: Director General of Korea Electric Power Research Institute of KEPCO

•      Current Position: Director General of Transmission & Substation Department of KEPCO

•      Education: Master of Engineering from Department of Nuclear Engineering, Massachusetts Institute of Technology in the U.S.

•      Nationality: Republic of Korea

•      Relationship with the major shareholders of KEPCO: None

2nd Agendum: Amendment to the Articles of Incorporation

✓	Proposed amendment to the Articles of Incorporation is attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Hong, Jong-Kwang
Name:	Hong, Jong-Kwang
Title:	Treasurer

Date: August 16, 2007

[Attachment]

Korea Power Electric Corporation—Proposed Amendment to the Articles of Incorporation

Current Language	Proposed Language
Article 15 (Suspension of Changes in the Register of Shareholders)	Article 15 (Suspension of Changes in the Register of Shareholders)

(1)    The Corporation shall suspend changes in the register of shareholders from the day following the end of each fiscal year to the closing day of the ordinary General Meeting of Shareholders for such fiscal year.

(1) The Corporation shall suspend changes in the register of shareholders from January 1 to January 31 of each year.

(2)    The Corporation shall let the shareholders or the pledgees whose names appear in the register of shareholders on the last day of each fiscal year to exercise the rights as shareholders or pledgees.

(2)    The Corporation shall permit the shareholders whose names appear in the register of shareholders on December 31 of each year to exercise the rights as shareholders in the Ordinary General Meeting of Shareholders held in respect of such fiscal year.

(3)    If necessary for convening of an extraordinary Meeting of Shareholders or for other cause, the Corporation may set a record date regarding to the rights of shareholders or suspend changes in the register of shareholders for a period designated by the Corporation and not exceeding three (3) months pursuant to the resolution of the Board of Directors. The Corporation shall give public notice at least two (2) week prior the day when the suspension of changes in the register of shareholders begins or the record date.

(3)    If necessary for convening of an extraordinary Meeting of Shareholders or for other cause, the Corporation may set a record date regarding to the rights of shareholders or suspend changes in the register of shareholders for a period designated by the Corporation and not exceeding three (3) months pursuant to the resolution of the Board of Directors. The Corporation shall give public notice at least two (2) weeks prior the day when the suspension of changes in the register of shareholders begins or the record date.

<New Provision>	Article 25-2 (Management Disclosure)

In order to ensure management transparence and provide to the shareholders information relating to the management of the Corporation, the Corporation shall disclose material information on the management of the corporation according to Article 11 of the Act on Management of Public Institutions.

Article 26 (Number of Officers)	Article 26 (Number of Officers)

(1) Omitted	(1) Omitted

(2) The Corporation shall have three (3) auditors, one of which shall be a standing auditor and the other two (2) of which shall be non-standing auditors.	(2) Deleted

Article 26-2 (Appointment of Officers)

(1)    The person who is recommended by the Presidential Recommendation Committee for the position of President pursuant to Article 28-2 shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Minister of Commerce, Industry & Energy through a resolution of the General Meeting of Shareholders.

Article 26-2 (Appointment of Officers)

(1)    The person who receives multiple recommendations by the Officer Recommendation Committee (hereinafter, “Officer Recommendation Committee”) for the position of President pursuant to Article 28-2, deliberated and passed by the Public Institutions Operations Committee (hereinafter, “Operation Committee”) pursuant to Article 8 of the Act on Management of Public Institutions, shall be appointed by the President of the Republic of Korea as motioned by the Minister of Commerce, Industry & Energy through a resolution of the General Meeting of Shareholders.

(2)    The standing directors except for the President shall be appointed or dismissed by the Minister of Commerce, Industry as motioned by the President through a resolution of the General Meeting of Shareholders.

(2)    The standing directors except for the President shall be nominated by the President among those who have received multiple recommendations by the Officer Recommendation Committee, and appointed by the President through a resolution of the General Meeting of Shareholders.

(3)    The non-standing director shall be appointed or dismissed from among the experts from the private sector who have great expert knowledge and experience on administration by the Minister of Planning & Budget as motioned by the President.

(3)    The non-standing director shall be selected from the experts from the private sector (except for public service personnel who are not public educational officials at national or public schools as defined under the Public Educational Officials Act) who have ample expert knowledge and experience on management and have received multiple recommendations by the Officer Recommendation Committee, and appointed by the Minister of Planning & Budget upon deliberation and resolution by the Operation Committee.

(4)    The standing auditor shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Minister of Planning & Budget through a resolution of the General Meeting of Shareholders and the non-standing auditor shall be appointed or dismissed by the President of the Republic of Korea as motioned by the Minister of Planning & Budget without a resolution of the General Meeting of Shareholders.

(4) Deleted

(5)    The non-standing auditors shall be appointed from the persons who are not satisfy any disqualification set forth in Paragraph 3 of Article 191-12 (Qualification for Auditor) of the Securities and Exchange Act. At least one of the non-standing directors shall be a financial and accounting expert.

(5) Deleted

<New Provision>

(6)    The President shall not be discharged from office unless the person who appointed the President discharges the President pursuant to Article 22 Paragraph (1), Article 35 Paragraph (3), and Article 48 Paragraph (6) of the Act on the Management of Public Institutions.

Article 27 (Officers’ Term of Office)	Article 27 (Officers’ Term of Office)
(1) The term of office of the officers shall be three (3) years.	(1) The President’s term of office shall be (3) years, and the directors’ terms of office shall be (2) years.
<New Provision>	(2) An officer’s term of office may be renewed by an increment of one (1) year pursuant to Article 28, Paragraph (2) of the Act on the Management of Public Institutions.
<New Provision>	(3) The renewal of an officer’s term of office pursuant to Paragraph (2) above shall not require the recommendation of the Officer Recommendation Committee.
<New Provision>

(4)    The renewal of the President’s term of office pursuant to Paragraph (2) above shall require the execution of a new contract pursuant to Article 28-3(3). Such renewal does not require the resolution of the Officer Recommendation Committee pursuant to Article 28-3(2).

(2) An officer whose term of office has expired shall perform his duties until his successor has been appointed.	(5) An officer whose term of office has expired shall perform his duties until his successor has been appointed.

Article 28 (Duties of Officers)	Article 28 (Duties of Officers)

(1) The President shall convene the meeting of the Board of Directors and preside over the meeting as chairman.	(1) Deleted

(2) Omitted	(2) Omitted

(3)    In the event that the President cannot perform his duties due to an unavoidable reason, one of the standing directors shall act for the President in such order of priority as shall be specified in the Organization Regulations. However, if all of the President and the standing directors fail to serve as chairman of the Board of Directors, the senior non-standing director or the elder non-standing director shall serve as chairman of the Board of Directors in his/her place, in that order of priority.

(3)    In the event that the President cannot perform his duties due to an unavoidable reason, one of the Standing Directors shall act for the President in such order of priority as shall be specified in the Organization Regulations. However, if none of the Standing Directors is able to serve as the chairperson of the Board of Directors, the Senior Non-standing Director, the most senior Non-standing Director (based on the date of appointment if the Senior Non-standing Director is unable to serve) and the eldest Non-standing Director (based on age if there are more than one such most senior Non-standing Director) shall serve as the chairperson of the Board of Directors, in that order of priority.

(4) - (6) Omitted	(4) – (6) Omitted

(7) The auditor shall inspect the affairs and accounts of the Corporation and submit his opinion thereon to the Board of Directors and the General Meeting of Shareholders.	(7) Deleted

Article 28-2 (Presidential Recommendation Committee)

(1)    The Corporation shall organize and manage the Presidential recommendation committee with a view to recommend candidates for President (the “Recommendation Committee”) in accordance with Article 13-3 of the Government-Invested Enterprise Management Basic Act.

Article 28-2 (Officer Recommendation Committee)

(1)    The Corporation shall recommend candidates for officers, and shall organize and manage the Officer Recommendation Committee in order to carry out tasks relating to the Presidential candidate’s contract pursuant to Article 28-3 Paragraph (2).

(2) The Recommendation Committee shall consist of non-standing directors and other members totaling not more than seven (7) persons as selected by the Board of Directors.

(2)    The Officer Recommendation Committee shall consist of members selected by the Board of Directors totaling not less than five (5) and not more than fifteen (15) persons, and the Board of Directors shall elect less than one-half of the Officer Recommendation Committee.

(3)    Any officer and staff of the Corporation (except for non-standing director) and any public officer (except for teachers as defined under the Public Educational Officials Act) shall not be eligible to become the members of the Recommendation Committee.

(3)    No officer or employee of the Corporation (except for Non-standing Directors) and any public employee (except for teachers as defined under the Public Educational Officials Act) shall be eligible to become a member of the Officer Recommendation Committee.

(4) The chairman of the Recommendation Committee shall be elected from its members who are non-standing directors.	(4) The chairperson of the Officer Recommendation Committee shall be elected from its members who are Non-standing Directors by the vote of the members of the Officer Recommendation Committee.

(5)    The Recommendation Committee shall be organized two (2) months prior to expiry of the term of office of the President (or within two (2) weeks after the date of retirement, in the case of retirement due to such reason other than expiry of the term of office), and shall exist until the administration agreement with the President in accordance with Article 28-3 is executed.

(5) Deleted

(6) Any matters shall be resolved by affirmative votes of the majority of the members of the Recommendation Committee.	(6) The Officer Recommendation Committee shall act by the affirmative votes of the majority of its members.

(7)    The Recommendation Committee shall examine the qualification of the candidates for the President in accordance with the criteria for examination of qualification of candidates for the President determined by the Board of Directors taking into account the following requisites:

1. Criteria for evaluation of talent and ability for chief executive officer; and

2. Criteria for evaluation of expert knowledge and experience on electric-power industry.

(7)    The Officer Recommendation Committee shall examine the qualification of the candidates for officers in accordance with the criteria for examination of qualification of candidates for officers as determined by the Board of Directors after taking into account the following criteria:

1. Criteria for evaluation of talent and ability as an officer; and

2. Criteria for evaluation of the expert knowledge of and experience in the electric power industry.

Article 28-3 (Administration Agreement with President)	Article 28-3 (Administration Agreement with President)

(1)    Any person who is appointed as President of the Corporation shall execute the agreement with the Corporation in accordance with Article 13-5 of the Government-Invested Enterprise Management Basic Act.

(1)    In connection with the appointment of the President pursuant to Article26-2 Paragraph (1), the Board of Directors shall prepare a proposed contract setting forth the specific management goals and incentive structure for the President during such President’s term and submit it to the Officer Recommendation Committee. The President cannot participate in the Board meeting where such proposed contract shall be determined.

<New Provision>

(2)    The Officer Recommendation Committee shall negotiate the terms and conditions of the proposed contract as submitted to it pursuant to Paragraph (1) above with the candidate for the President’s office to be recommended by the Committee, and shall report the outcome to the Minister of Commerce, Industry and Energy. For purposes of such negotiation, the Officer Recommendation Committee may change certain terms and conditions of the contract, as necessary.

<New Provision>

(3)    The person who is appointed as the President of the Corporation shall execute the contract with the Minister of Commerce, Industry and Energy pursuant to Paragraph (2) above. The Minister of Commerce, Industry and Energy may negotiate with the person appointed as the President and may change the terms and conditions of the contract from the contract determined pursuant to Paragraph (1) or (2) above.

<New Provision>

(4)    The President and the Minister of Commerce, Industry and Energy may change the terms and conditions of the contract after the execution thereof through mutual negotiation in the event of unavoidable circumstances, pursuant to Paragraph (3) above.

(2)    The President may execute performance agreements with Standing Directors and executive officers, and may review the performance records. If the performance records are low based on the review, the President may discharge such Directors and officers.

(5)    The President may execute performance agreements with Standing Directors and executive officers, and may review the performance records. If the performance records are low based on the review, the President may discharge such Directors and officers.

Article 28-4 (Authority of Auditor)

(1)    The Auditor shall have the following powers in accordance with the manner as set forth in Article 28-5:

1.      appointment and dismissal of the independent auditor;

2.      approval of the independent auditor’s non-audit services provided to the Corporation;

3.      Supervision of the accounting audit and accounting management of the Corporation by the independent auditor; and

4.      Approval and determination of the remuneration payable to the independent auditor.

Article 28-4 (Authority of Auditor) (Deleted)

(2)    The Auditor shall perform the following duties in accordance with the manner as set forth in Article 28-5:

1.      Establishment of procedures for receiving and handling complaints relating to the accounting, auditing and internal control process;

2.      Dealing with the reporting of results of audit by the independent auditor; and

3.      Any matters necessary to comply with the Sarbanes-Oxley Act of 202 and other applicable laws.

(3) The Auditor may, when it deems necessary for performance of its duties, obtain any advice from outside counsels and the Corporation shall provide the funding necessary therefore.

Article 28-5 (Process of Resolution of Auditors)

The Auditor shall make resolution relating to the matters set forth in Article 28-4 through a resolution of a board consisting of all Auditors. The details of the administration matters of such board shall be governed by the Regulation on Management of Auditors.

Article 28-5 (Process of Resolution of Auditors) (Delete)

Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions)	Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions) .

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. No full-time officer or employee shall perform other duty without approval of the Minister of Commerce, Industry and Energy or the President, respectively

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. The President may engage in not-for-profit activities upon obtaining approval of the Minister of Commerce, Industry and Energy, Standing Directors and employees of the Corporation may engage in not-for-profit activities upon obtaining approval of the President

Article 35 (Remuneration for Officers and Employees)	Article 35 (Remuneration for Officers and Employees) .

(1)    The standards of remuneration for officers and employees of the Corporation shall be determined by a resolution of the Board of Directors.

(2)    In the standards for remuneration stated in Paragraph (1) above, the standards for the President and standing director shall reflect the management results of the Corporation and the standard for the President shall contain the agreement with the Corporation pursuant to Article 28-3.

(1)    The standards of remuneration for officers and employees of the Corporation shall be determined by a resolution of the Board of Directors.

(2)    The standards for remuneration stated in Paragraph 1 above, the standards for the President and Standing Director shall include the following.

1.      President: The Corporation’s performance records and the terms of the contract and the level of performance under the employment contract pursuant to Article 28-3 Paragraph (4).

2.      Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph (5)

(3) Omitted.	(3) Omitted

Article 37 (Establishment and Organization)	Article 37 (Establishment and Organization of the Board of Directors)

(1) - (2) Omitted	(1) – (2) Omitted

(3) The auditor may attend the Meeting of the Board of Directors and express his opinion thereat.	(3) Deleted

<New Provision>

(4)    The Chairperson of the Board of Directors becomes a Senior Non-standing Director pursuant to Article 37-2. However, if the Chairperson of the Board of Directors becomes unable to carry out his duties due to unavoidable reasons, the most senior Non-standing Director (based on the date of appointment if the Senior Non-standing Director is unable to serve) and the eldest Non-standing Director (based on age if there are more than one such most senior Non-standing Director) shall act serve as the Chairperson of the Board of Directors, in that order of priority.

<New Provision>	Article 37 – 2 (Senior Non-standing Director)

(1) The Corporation shall have one (1) Senior Non-standing Director.

(2) The Senior Non-standing Director shall be appointed by the Minister of Planning and Budget upon deliberation and resolution by the Operation Committee.

(3)    The Senior Non-standing Director may call and preside over a non-standing director’s meeting to discuss the matters for resolution by the Board of Directors meeting and other matters related to the management of the Corporation.

(4) The President shall assist the Senior Non-standing Director as necessary for the Senior Non-standing Director to be able to perform his duties.

Article 38 (Matters for Resolution)

(1)    The Board of Directors shall deliberate, and make resolutions on the following matters;

1. – 7. (Omitted)

8. Investment of contribution to other corporations;

9—10. (Omitted)

<New Provision>

<New Provision>

<New Provision>

11. Any other matters deemed necessary by the Board of Directors.

Article 38 (Matters for Resolution by the Board of Directors)

(1)    The Board of Directors shall deliberate, and make resolutions on the following matters;

1. ~7. Omitted

8. Investment or contribution to other corporations;

9. ~10. Omitted

11. Guarantee of the debt of other corporations;

12. Director compensation

13. Other matters deemed necessary by the President for which the Board of Director’s deliberation and resolution have been requested.

14. Any other matters deemed necessary by the Board of Directors.

(2) Omitted	(2) Omitted

<New Provision>

Article 38 - 2 (Subjects to be Reported to the Board of Directors)

(1)    The President shall report the following to the Board of Directors.

1.      Matters noted by the audit by the National Assembly, accounting audit pursuant to Article 43-1 of the Act on the Management of Public Institutions, audit by the Board of Audit and Inspection pursuant to Article 52 of the Act on the Management of Public Institutions, as well as planned corrective measures and the performance thereof.

2.      Outcome of the Corporation’s collective bargaining and estimate of the required budget (only to the extent that a collective bargaining agreement has been executed)

3.      Any other matters which the Board of Directors requires that the President to report

Article 40 (Right to Request the Convening of a Meeting of the Board of Directors)	Article 40 (Meeting of the Board of Directors)
The President shall convene meetings of the Board of Directors upon the request of at least one fourth (1/4) of total number of directors in office.

The meeting of the Board of Directors shall be called by the Chairperson of the Board of Directors or upon the request of more than one third of the Directors, and the Chairman shall preside over such meeting.

Article 41 (Quorum of Opening Meeting and Voting)	Article 41 (Quorum, Meeting and Voting of the Board of Directors)

(1) - (2) Omitted	(1) - (2) Omitted

(3) Directors who have an interest in a certain agenda may not participate in voting on such agenda.	(3) No President or Director who has a special interest in a matter for the resolution by the Board of Directors may vote on such matter.

(4) The Board of Directors may delegate any agenda to its sub-committee for resolution if it is deemed to be necessary.

(4)    The Board of Directors may create a committee in the event that a need for such committee is recognized. The Board of Directors by resolution may decide upon the details pertaining to the composition, authority and management of such committee unless otherwise provided by law.

<New Provision>	(5) In regard to the Board of Directors’ communications methods, Article 391-2 of the Commercial Code shall apply as to the resolutions regarding the means of communication for the Board of Directors.

<New Provision>	Article 41 - 2 (Composition of the Audit Committee)

(1) For purposes of the committee pursuant to Article 41-4, the Corporation shall establish an Audit Committee in lieu of a Board of Auditors.

(2)    The Audit Committee shall consist of three (3) Directors, provided that at least two (2) members of the Audit Committee shall be Non-standing Directors and at least one (1) member of the Audit Committee shall be an accounting or financial expert pursuant to Article 37-7(2) of the Enforcement Decree of the Securities and Exchange Act.

(3) The Audit Committee shall by resolution elect one of its members who is a Non-standing Director as the Committee Chairperson, and the Chairperson shall represent the Audit Committee.

<New Provision>

Article 41 - 3 (Responsibilities of the Audit Committee)

(1)    The Audit Committee shall conduct an audit on the Corporation’s business and accounting, and shall report the results of such audit to the Board of Directors.

(2)    The Audit Committee may request management reporting from affiliated corporations, as necessary to carry out its duties. If the affiliated corporations do not promptly report or if there is a need to verify such report, the Audit Committee may inspect the business and assets of the affiliated corporations.

(3) The Audit Committee shall approve the selection of outside auditors.

(4) The Audit Committee shall represent the Corporation in cases of a conflict of interests between the Corporation and the President.

(5) In addition to the matters set forth in Paragraphs (1) through (4) above, the Audit Committee shall carry out such matters as delegated by the Board of Directors.

Article 42 (Resolution in Writing) The President may decide upon resolution in writing when there is an urgent matter to be decided and he considers the convening of the Meeting to be difficult.	Article 42 (Deleted)

Article 45 (Request for Audit) The Board of Directors may, if it is deemed to be necessary, request the auditor to conduct an audit.

Article 45 (Request for Audit)

More than two (2) Non-standing Directors may, if deemed necessary, request the Audit Committee to conduct an audit on specific issues related to the management of the Corporation. Absent a special reason, the Audit Committee shall comply with the request.

Article 47 (Budget and Accounting) The budget and accounting of the Corporation shall be governed by the provisions of the Government-Invested Enterprise Management Basic Act.	Article 47 (Budget and Accounting) The budgeting and accounting of the Corporation shall be governed by the provisions of the Act on the Management of Public Institutions.

Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)	Article 50 (Submission, Approval, Publication and Keeping of Financial Statements)

(1)    The President of the Corporation shall prepare and submit to the auditor, no later than six (6) weeks before the date set for an ordinary General Meeting of Shareholders, the following documents and supplementary schedules thereto and a business report, following approval thereof by the Board of Directors:

(1)    The President of the Corporation shall prepare and submit to the Audit Committee, no later than six (6) weeks before the date set for an ordinary General Meeting of Shareholders, the following documents and supplementary schedules thereto and a business report, following approval thereof by the Board of Directors:

1. A balance sheet; 2. A statement of profit and loss; and 3. A statement of appropriation of retained earnings or statement of disposition of deficit.	1. A balance sheet; 2. A statement of profit and loss; and 3. A statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The auditor shall submit an audit report to the President at least one (1) week prior to the ordinary General Meeting of Shareholders.	(2) The Audit Committee shall submit an audit report to the President at least one (1) week prior to the ordinary General Meeting of Shareholders.

(3) - (5) Omitted	(3) - (5) Omitted

Addenda (2007. . )

(1) (Effective) These Articles of Incorporation is effective from the date of proclamation.

(2)    (Special Application for Officers’ Terms of Office) Notwithstanding Article 27, the Directors who were in office when the Corporation was designated as a Public Institution pursuant to Article 6 of the Act on the Management of Public Institutions shall be deemed as appointed under these Articles of Incorporation and the above-mentioned Act, and their terms of office shall be the remainder of the terms in effect at the time of the commencement of such terms pursuant to the law and the articles of incorporation then in effect.

(3)    (Special Application for the President’s Employment Contract) Notwithstanding Article 28-3, the contract between the Corporation and the President relating to the management and performance of the President who was in office at the time that the Corporation was designated as a Public Institution pursuant to Article 6 of the Act on the Management of Public Institutions shall be deemed as a contract that has been executed in accordance to these Articles of Incorporation,

(4)    (Special Application for the Audit Committee) Notwithstanding Article 41-2, the rules relating to the Audit Committee shall take effect upon the expiration of the term of the auditor in employment at the time when the Corporation was designated as a Public Institution pursuant to Article 6 of the Act on the Management of Public Institutions, and until then the corresponding rules that were previously in effect shall be governing.